United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

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Filed by a Party other than the Registrant [ ]

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TORVEC, INC.
(Name of Registrant as Specified in Its Charter)

Keith E. Gleasman, President
(Name of Person(s) Filing Proxy Statement)

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Torvec, Inc.
11 Pond View Drive
Pittsford, New York 14534

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JANUARY 23, 2003

On Thursday, January 23, 2003, Torvec, Inc. will hold its annual meeting of shareholders for 2002 at the Casa Larga Vineyards, 2287 Turk Hill Road, Fairport, New York 14450. The meeting will begin at 7:00 P.M. local time.

Only shareholders of record at the close of business on December 9, 2002 can vote at this meeting or any adjournment that may take place. At the meeting, we will:

- elect directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified;
- ratify the appointment by the Audit Committee of the Board of Directors of Eisner LLP as independent auditors of the company for its fiscal year ending December 31, 2002;
- transact any other business properly brought before the meeting or any adjournment that may take place.

You can find more information about each of these items, including the nominees for directors, in the attached Proxy Statement.

Our Board of Directors recommends that you vote in favor of each of the proposals outlined in the Proxy Statement.

We cordially invite all shareholders to attend the annual meeting in person. However, whether or not you expect to attend the annual meeting in person, please mark, date, sign and return the enclosed Proxy Card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the annual meeting. If you send in your Proxy Card and then decide to attend the annual meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement.

Following the business portion of the meeting, we will also report on our business results and other matters of interest to shareholders.

By order of the Board of Directors

/s/ MORTON A. POLSTER

DATED: December 13, 2002

Morton A. Polster, Secretary

Torvec, Inc.
11 Pond View Drive
Pittsford, New York 14534

PROXY STATEMENT

Date of Proxy Statement: December 9, 2002
Date of Mailing: December 13, 2002
Annual Meeting of Shareholders: January 23, 2003

Our Board of Directors is soliciting proxies for the 2002 annual meeting of shareholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

In compliance with the company's existing bylaws, the Board has fixed December 9, 2002 as the record date for the 2002 annual meeting. Shareholders of record who owned our common stock on that date are entitled to vote at and attend the annual meeting, with each share entitled to one vote. 25,474,423 shares of our $.01 par value common stock were outstanding on the record date.

Voting materials, which include this Proxy Statement, a Proxy Card and our most recent Annual Report (Form 10-KSB), will be mailed to shareholders on or about December 13, 2002.

We have summarized below important information with respect to the 2002 annual meeting.

Time and Place of the Annual Meeting

The 2002 annual meeting is being held on Thursday, January 23, 2003 at 7:00 P.M. local time at the Casa Larga Vineyards, 2287 Turk Hill Road, Fairport, New York 14450. All shareholders who own shares of our $.01 par value common stock as of December 9, 2002, the record date, may attend and vote at the 2002 annual meeting.

Purpose of the Proxy Statement and Proxy Card

You are receiving a Proxy Statement and Proxy Card from us because you own shares of our common stock on December 9, 2002, the record date. This Proxy Statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.

When you sign the Proxy Card, you appoint each of Eric Steenburgh and Keith E. Gleasman as your representatives at the meeting. Eric Steenburgh and Keith E. Gleasman will vote your shares at the meeting as you have instructed them on the Proxy Card. This way, your shares will be voted whether or not you attend the annual meeting. Even if you plan to attend the meeting, it is a good idea to complete, sign and return your Proxy Card in advance of the meeting just in case your plans change.

Proposals to be Voted on at This Year's Annual Meeting

You are being asked to vote on:

o   the election of directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified;

o   the ratification of the appointment by the Audit Committee of the Board of Directors of Eisner LLP as independent auditors of the company for its fiscal year ending December 31, 2002.

The Board of Directors recommends a vote **FOR** each proposal.

Voting Procedure

You may vote by mail.

To vote by mail, please sign your Proxy Card and return it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the Proxy Card, your shares will be voted as you instruct.

You may vote in person at the annual meeting.

We will pass out written ballots to anyone who wants to vote at the meeting. If you hold your shares in street name, you must request a Proxy Card from your stockbroker in order to vote at the meeting. Holding shares in "street name" means your shares of stock are held in an account by your stockbroker, bank or other nominee, and the stock certificates and record ownership are in the name of the brokerage house or other nominee and are not held in your name. If your shares are held in "street name" and you wish to attend the annual meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the annual meeting.

You may change your mind after you have returned your Proxy Card.

If you change your mind after you return your Proxy Card, you may revoke your proxy at any time before the polls close at the annual meeting. You may do this by:

o   signing another Proxy Card with a later date; or

o   voting in person at the annual meeting; or

o   giving notice of revocation to us by writing Morton A. Polster, Esq., Secretary, Torvec, Inc., 56 Windsor Street, Rochester, New York 14605.

Multiple Proxy Cards

If you receive more than one Proxy Card, it means that you hold shares in more than one account. Please sign and return all Proxy Cards to ensure that all your shares are voted.

Quorum Requirement

Shares are counted as present at the annual meeting if the shareholder either:

o   is present and votes in person at the meeting, or

o   has properly submitted a Proxy Card.

33 1/3% of our outstanding shares as of the record date must be present at the annual meeting (either in person or by proxy) in order to hold the annual meeting and conduct business. This is called a "quorum".

Consequences of Not Returning Your Proxy Card; Broker Non-Votes

If your shares are held in your name, you must either return your Proxy Card or attend the annual meeting in person in order to vote on the proposals. If your shares are held in street name and you do not vote your proxy yourself, your brokerage firm may either:

o   vote your shares on routine matters, or

o   leave your shares unvoted.

Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, brokers may vote such shares on behalf of their clients with respect to "routine" matters (such as the election of directors or the ratification of auditors), but not with respect to non-routine matters (such as a proposal submitted by a shareholder). If the proposals to be acted upon at any meeting include both routine and non-routine matters, the broker may turn in a Proxy Card for uninstructed shares that vote for routine matters, but expressly states that the broker is not voting on non-routine matters. This is called a "broker non-vote".

Broker non-votes will be counted for the purpose determining the presence or absence of a quorum but will not be counted for the purpose of determining the number of votes cast.

We encourage you to provide instructions to your brokerage firm by voting your proxy. This ensures that your shares will be voted at the meeting.

Effect of Abstentions

Abstentions are counted as shares that are present and entitled to vote for the purposes of determining the presence of a quorum but are not counted as votes cast for purposes of determining the approval of any matters submitted to the shareholders for a vote.

Required Vote

Assuming a quorum is present at the annual meeting, the election of each nominee to be a director of the company will require a plurality of shares present in person or represented by proxy. The ratification of the independent auditors will require the affirmative vote of a majority of shares present in person or represented by proxy.

Vote Solicitation

The Board of Directors of Torvec, Inc. is soliciting your proxy to vote your shares at the annual meeting. In addition to this solicitation by mail, our directors, officers and any other employees of the company may contact you by telephone, internet, in person or otherwise to obtain your proxy. These persons will not receive any additional compensation for assisting in the solicitation. We will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners. We will reimburse these entities and our transfer agent for their reasonable out-of-pocket expenses in forwarding proxy material. We have not retained the services of a proxy solicitor.

Voting

Votes cast by proxy or in person at the annual meeting will be tabulated by Board appointed inspectors of election. The inspectors of election will also determine whether there is a quorum at the annual meeting.

The shares represented by Proxy Cards received, properly marked, dated, signed and not revoked, will be voted at the annual meeting. If the Proxy Card specifies a choice with respect to any matter to be acted on, the shares will be voted in accordance with that specified choice. Broker non-votes will not be considered as voting with respect to any matter for which the broker does not have voting authority.

With respect to the election of directors, **ANY VALID PROXY RECEIVED WHICH IS EXECUTED BY THE SHAREHOLDER IN SUCH MANNER AS NOT TO WITHHOLD AUTHORITY TO VOTE FOR THE ELECTION OF ALL NOMINEES OR ANY INDIVIDUAL NOMINEE SHALL BE DEEMED TO GRANT AUTHORITY TO VOTE FOR ALL NOMINEES.**

Where specified choices (including abstentions) with respect to any given proposal are not indicated, **THE SHARES REPRESENTED BY ALL VALID PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THAT PROPOSAL.**

We believe that the procedures to be used by the inspectors of election to count the votes are consistent with New York law and our Bylaws concerning the determination of a quorum and the voting of shares.

Publication of Voting Results

We will announce preliminary voting results at the meeting. We will publish the final results in our annual report on Form 10-KSB for the fiscal year ending December 31, 2002, which we will file with the Securities and Exchange Commission. You can get a copy by writing Torvec, Inc., 11 Pond View Drive, Pittsford, New York 14534, or by contacting the Securities and Exchange Commission at (800) 732-0330 for the location of its nearest public reference room, or through the Edgar System at www.sec.gov.

Other Business

We do not know of any business to be considered at the 2002 annual meeting other than the proposals described in this Proxy Statement. However, if any other business is properly presented at the annual meeting, your signed Proxy Card gives authority to Eric Steenburgh and Keith E. Gleasman to vote on such matters at their discretion.

Proposals for 2003 Annual Meeting

Shareholders may present matters for consideration at our next annual meeting either by having the matter included in the company's own Proxy Statement and listed on its Proxy Card or by conducting his or her own proxy solicitation.

To have your proposal included in our Proxy Statement and listed on our Proxy Card for the 2003 annual meeting, you must submit your proposal to the company before August 10, 2003 in writing to Morton A. Polster, Esq., Secretary, Torvec, Inc., 56 Windsor Street, Rochester, New York 14605. You may submit a proposal only if you have continuously owned at least $2,000 worth or 1% in market value of the company's common stock for at least 1 year before you submit your proposal to the company, and you must continue to hold this level of security ownership in our company through the annual meeting of shareholders to be held in 2003.

If you decide to conduct your own proxy solicitation, you must provide the company with written notice of your intent to present your proposal at the 2003 annual meeting, and the written notice must be received by the company before October 29, 2003. If you submit a proposal for the 2003 annual meeting after October 29, 2003, management may or may not in its sole discretion, present the proposal at the annual meeting, and the proxies for the 2003 annual meeting will confer discretion on management proxy holders to vote against your proposal.

Annual Report on Form 10-KSB

Accompanying this Proxy Statement is a copy of our annual report (Form 10-KSB) for the fiscal year ending December 31, 2001 as filed with Securities and Exchange Commission on April 15, 2002.

PROPOSAL 1
ELECTION OF DIRECTORS

Under our Bylaws, our Board of Directors is elected annually to serve until the next annual meeting of shareholders and until the directors' successors are duly elected and shall qualify. Unless authority to vote for the election of directors is withheld or the Proxy Card is marked to the contrary, valid proxies received will be voted **FOR** the election of the eight nominees named below. All of the nominees are currently directors of the company. Herbert H. Dobbs, Keith E. Gleasman, James A. Gleasman and Morton A. Polster were elected at the annual meeting of shareholders in January 2002. Eric Steenburgh was elected a director and board chairman on April 16, 2002. Gary A. Siconolfi, Joseph Alberti and Daniel R. Bickel were elected directors on October 31, 2002. While management has no reason to believe that any nominee will not be available as a candidate, should such a situation arise, the proxy may be voted for the election of other persons as directors.

The names of the nominees, their ages as of December 9, 2002 and certain other information about them are set forth below:

Nominee	Principal Occupation	Age	Served As Director Since
Eric Steenburgh 20 Moraine Point Victor, New York 14564 (1)	Chairman of the Board Chief Executive Director	62	04/16/02
Keith E. Gleasman 11 Pond View Drive Pittsford, NY 14534 (2)	President, Torvec, Inc.; Director	55	09/26/96
Morton A. Polster c/o Eugene Stephens & Associates 56 Windsor Street Rochester, NY 14605 (3)	Secretary, Torvec, Inc.; Director	75	09/27/96
Herbert H. Dobbs 448 West Maryknoll Road Rochester Hills, MI 48309 (4)	Director	71	02/20/98
James A. Gleasman 11 Pond View Drive Pittsford, NY 14534 (5)	Director; Consultant to Torvec, Inc.	62	02/20/98
Gary A. Siconolfi 325 VanVoorhis Avenue Rochester, New York 14617 (6)	Director	51	10/31/02
Joseph Alberti 1140 Hillsboro Cove Circle Webster, New York 14580 (7)	Director	53	10/31/02
Daniel R. Bickel 39 Whippletree Road Fairport, New York 14450 (8)	Director	54	10/31/02

(1)   Eric Steenburgh became chairman and chief executive officer on April 16, 2002. Prior to joining the company, Mr. Steenburgh was Executive Vice President, Global Operations and Assistant Chief Operating Officer of Eastman Kodak Company for the past four years. Prior to his tenure at Kodak, he was President of the Industrial Products Group of ITT Industries' Fluid Technology Corporation where he was responsible for Goulds Pumps, Allis Chalmers, Vogel Pumps and Richter. Prior to that, Mr. Steenburgh was President of Ricoh Corporation, a Japanese business equipment corporation doing business in North and South America. He also spent 27 years with Xerox Corporation in manufacturing, engineering and marketing after graduating from General Motors Institute (BIE) and Renssalaer Polytechnic Institute (MSM). Mr. Steenburgh is currently Chairman of the Rochester Chamber of Commerce, a member of the Executive Committee of the National Association of Manufacturers and on the Board of Trustees of Clarkson University.

(2)   Co-Inventor with Vernon E. Gleasman on all Torvec patents, Mr. Gleasman's strengths include his extensive marketing and sales executive experience, in addition to his design and development knowledge. His particular expertise has been in the area of defining and demonstrating the products to persons within all levels of the automotive industry, race crew members, educators and students.

   o   As former Vice President of Sales for the unrelated Gleason Corporation (Power Systems Division), designed and conducted seminars on vehicle driveline systems for engineers at the U.S. army tank automotive command.

   o   Designed a complete nationwide after-market program for the Torsen Differential, which included trade show participation for the largest after-market shows in the U.S., SCORE and SEMA.

   o   Extensive after-market experience including pricing, distribution, sales catalogs, promotions, trade show booths designs and vehicle sponsorships.

   o   Responsible for over 300 articles in trade magazines highlighting the Torsen Differential (e.g., Popular Science, Auto Week, Motor Trend, Off-Road, and Four Wheeler).

   o   Designed FTV vehicle prototype, (from concept to assembly).

   o   Assisted in developing engineering and manufacturing procedures for the Torsen Differential and for all of the Torvec prototypes.

   o   Instructed race teams on use of the Torsen Differential (Indy cars, Formula 1, SCCA Trans-Am, IMSA, GTO, GTU, GT-1, NASCAR, truck pullers and off-road racers).

   o   Has been trained for up-to-date manufacturing techniques such as NWH, statistical process control and MRP II.

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Mr. Gleasman has extensive technical and practical experience, covering all aspect of the company's products such as, promotion, engineering and manufacturing.

(3)   Partner in the intellectual property law firm of Eugene Stephens & Associates. Formerly, General Patent Counsel and, thereafter, Secretary and Corporate Counsel for Gleason Corporation (1969 - 1989) and prior to that, Patent Counsel for Eastman Kodak Corporation (1960 - 1969). While with Gleason Corporation, Mr. Polster represented Gleason when the latter purchased the Gleasman's Triple D, Inc., and exclusive rights to the Gleasman patents relating to the design and manufacture of the Torsen differential. He was part of the management team overseeing the operation of the Gleason Power Systems Division, which was created to manufacture and sell the Torsen differential. Also, he represented Gleason when the latter sold its Power Systems Division and its rights to the Torsen Differential to Diesel Kiki, Ltd. of Japan (now Zexel Corporation). While in private practice, since 1989, Mr. Polster represented Zexel Torsen, Inc., (subsidiary of Zexel Corp.), which was created to manage the manufacture and sale of Torsen Differentials. Mr. Polster has been patent counsel to the Gleasmans since 1989 and has been in charge of the preparation and execution of their U.S. and international patent protection.

(4)   Dr. Dobbs, Ph.D., P.E., has worked at every level from design engineer to technical director of an Army Major Commodity Command at the two-star level. He has worked as a hands-on engineer and scientist in industry and government, commanded field units, managed Army R & D programs and laboratories and currently has his own practice as a consultant engineer. He has the broad background needed to guide the company's growth and development.

During his career he has:

- o   Worked as a manufacturing engineer.

- o   Worked as a design engineer in the aircraft and missile industry.

- o   Managed Army laboratories as a captain, lieutenant colonel and colonel.

- o   Organized, implemented and operated the theater-wide "Red Ball Express" quick response supply system in Vietnam to get disabled weapons and other critical equipment repaired and back into combat as rapidly as possible.

- o   Done basic research on multi-phase turbulent fluid dynamics supporting development of the gas turbine primary power system now used in the M1 Abrams Main Battle Tank (MBT).

- o   Managed advanced development of the laser guided 155mm-artillery shell now known as the "Copperhead".

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o Served in Taiwan as a member of the U.S. Military Assistance Advisory Group (MAAG) working with the Republic of China Army General Staff.

o Served as liaison officer between the Army and Air Force for development of the laser seeker for the Hellfire missile.

o Guided development of a new family of tactical vehicles for the Army, including the High Mobility Multipurpose Wheeled Vehicle (HMMWV) now known as the "Hummer", which uses Vernon Gleasman's Torsen® differential.

o Served as Technical Director of U.S. Army Tank-automotive Command* (TACOM), which then employed some 6,400 people and is responsible for all support of U.S. military ground vehicles (a fleet of 440,000) from development to ultimate disposal with a budget of nearly $10 billion a year. He was also responsible for negotiation and management of military automotive R&D agreements with the French and German Ministries of Defense.

* Now the U.S. Army Tank-Armaments Command.

At the end of 1985, Herbert H. Dobbs left government service and started his own consulting practice and began working with the Gleasmans to develop and market Vernon Gleasman's inventions. Herbert H. Dobbs holds a Ph.D. in Mechanical Engineering from the University of Michigan and is a registered professional engineer in Michigan. He holds several patents of his own and, among many affiliations, is a member of SAE, ASME, NSPE, AAAS, Sigma XI, AUSA, NDIA and the U.S. Army Science Board. The last named organization is a small group of senior technical and managerial people chosen from industry and academia to provide direct advice to the Secretary of the Army, the Chief of Staff, and the Department of the Army concerning issues of policy, budgets, doctrine, organization, training and technology.

(5) James A. Gleasman has been a director and consultant of the company since its inception. His business background includes the following:

o Life-long entrepreneur.

o Skilled in management, finance, strategic planning, organizing and marketing.

o Co-inventor of the Gleasman steer drive mechanism.

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- o   Established manufacturing of the Torsen® Differential in Argentina, Brazil, etc.
- o   Former principal with two companies formerly owned by the Gleasman family.
- o   Set business strategies for small companies' dealings with large companies.
- o   Joint venture partner with Clayton Brokerage Co. of St. Louis, MO.
- o   Owned financial-consulting business.
- o   Negotiated with numerous Asian Corporations (including Mitsubishi and Mitsui).
- o   Educated in Asian philosophy, business practices and culture.

(6)   Mr. Siconolfi was the owner and general manager of Panorama Dodge, Inc., Penfield New York from 1994-1995 and of Panorama Collision, Inc., East Rochester, New York from 1989-1995. He started and managed a highly successful auto/truck dealership and collision business, building the business to annual sales of $20 million, with 5 departments and 65 employees.

Prior to opening the dealership and collision business, Mr. Siconolfi acquired an excellent foundation in the automotive business, working in sales, sales management and general management at Vanderstyne Ford, Schrieber Buick, Judge Motor Corporation and Meisenzahl Auto Parts, all in the Rochester area. He has completed 100+ programs sponsored by Chrysler Corporation, Ford Motor Company and General Motors in fields such as management, sales management, sales, customer relations, human resources and service training. He earned numerous awards given by these companies.

A very active participant in his community, Mr. Siconolfi is currently involved in commercial real estate.

(7)   Mr. Alberti was project manager for Johnson & Johnson's Clinical Diagnostics NAD facility from 1995-1998 where he transformed an existing 45,000 square feet warehouse facility to become a Food and Drug Administration regulated "clean room" manufacturing facility. He founded Alberti Associates in 1995 to provide project and facilities management services for industrial, pharmaceutical and commercial properties. From 1996-1998, Alberti Associates was retained by Boston University to provide project management services for abatement of environmental code violations..

(8)   Daniel R. Bickel is a partner in the accounting firm of Bickel & Dewar, C.P.A.'s, an accounting firm providing a variety of accounting services to small to medium sized business. The services provided include audits, reviews, compilations, business and personal consulting, business acquisition and sale assistance and income tax preparation. Mr. Bickel is a graduate of the Rochester Institute of Technology. He has been licensed in New York State as a certified public accountant for almost 30 years and is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He has served as an officer and director of numerous non-profit and civic organizations.

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Relationships; Agreements

Keith E. and James A. Gleasman are brothers. There are no other family relationships among any of the directors or executive officers of the company. There are no agreements or arrangements for the nomination or the appointment of any persons to the Board of Directors.

Meetings and Committees of the Board of Directors

The Board of Directors of the company met five times during the fiscal year from January 1, 2002 through December 31, 2002. For the 2002 fiscal year, each incumbent director attended, either in person or by telephonic conference as permitted by the company's Bylaws, 100% of the total number of meetings held during the period for which he was a director and 100% of the total number of meetings of the committees of the Board on which he served during the period for which he was a member of such committee(s). The Board has an Audit Committee. The Board does not have a standing Compensation Committee or a standing Nominating Committee, the Board acting as a committee of the whole serving as the Compensation and Nominating Committees.

The Audit Committee of the Board of Directors is responsible for overseeing the accounting and financial reporting processes of the company and the audits of the company's financial statements. The Audit Committee met once in fiscal year 2002. During fiscal year 2002, the Audit Committee was composed of two directors, namely Herbert H. Dobbs and Morton A. Polster. Daniel R. Bickel and Joseph Alberti were elected by the Board to the Audit Committee on October 31, 2002.

The company's Board of Directors has adopted an Audit Committee Charter delineating the composition and the responsibilities of the Audit Committee. The Charter became effective on April 17, 2000 and was amended on November 1, 2002 to incorporate changes mandated by the Sarbanes-Oxley Act of 2002.

Under the Audit Committee's Charter, as amended, the Audit Committee is directly responsible for the appointment, compensation, and oversight of the work of the registered public accounting firm employed by the company (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work and requires that such registered public accounting firm shall report directly to it. The Audit Committee is obligated to pre-approve all audit services and non-audit services to be provided to the Company by its auditor and to cause disclosure of all pre-approved non-audit services in periodic reports filed by the company with the Securities and Exchange Commission. It must assess all relationships between the company and its auditor to determine their impact upon auditor independence, monitor the effectiveness of the audit effort, and monitor our financial and accounting organization and procedures.

All members of the Audit Committee are "independent" as independence is defined in Rule 4200(a)(14) of the National Association of Securities Dealers, Inc. listing standards and as required under section 301(m)(3) of the Sarbanes-Oxley Act of 2002. Daniel R. Bickel has been appointed the Audit Committee's "financial expert" as defined in Section 407 of the Sarbanes-Oxley Act of 2002.

Director Compensation

Directors of the company who are not members of the company's Audit Committee may be compensated for attendance at meetings and for other agreed upon consulting services rendered to the company. During fiscal 2002, Keith E. Gleasman and James A. Gleasman were compensated in accordance with their consulting agreements, as more fully described on pages 22 and 23 of this Proxy Statement.

Directors who are members of the Audit Committee receive no compensation other than in their capacity as members of the Audit Committee. No Audit Committee member was so compensated in fiscal 2002.

Directors who are executive officers, key employees, advisors or consultants to the company are eligible to participate in the 1998 Stock Option Plan. 451,313 options were granted under the plan to directors in 2002 through December 9, 2002. The 1998 Stock Option Plan is discussed beginning on page 24 of this Proxy Statement.

Each nominee must be elected by the affirmative vote of a plurality of the shares of common stock of the company present in person or by proxy and entitled to vote at the annual meeting.

Recommendation of the Board:

**THE BOARD RECOMMENDS A VOTE FOR
THE ELECTION OF ALL NOMINEES NAMED ABOVE**

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed Eisner LLP as our auditor for our fiscal year ended December 31, 2002.

A representative of Eisner LLP is expected to be present at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

Audit Fees

The company was billed an aggregate $48,300 for professional services rendered by Eisner LLP for the audit of the company's annual financial statements for the fiscal year ended December 31, 2001 and for the review of the company's financial statements included in the company's quarterly reports (Form 10-QSB) filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2001.

Financial Information Systems Design and Implementation Fees

The company was not billed for any professional services rendered by Eisner LLP regarding the design of the company's financial information systems or the implementation thereof for the fiscal year ended December 31, 2001.

All Other Fees

The company was billed $35,100 for non-audit professional services rendered by Eisner LLP for the fiscal year ended December 31, 2001 in connection with the filing of registration statements with the Securities and Exchange Commission.

The Audit Committee has considered whether the provision of non-audit services by Eisner LLP during the fiscal year ended December 31, 2001 is compatible with maintaining Eisner LLP's independence.

This proposal requires the affirmative vote of a majority of the shares of common stock of the company present in person or by proxy and entitled to vote at the annual meeting.

Recommendation of the Board:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 2

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our common stock as of November 15, 2002 by:

o   each person who is known by us to beneficially own more than 5% of our common stock;

o   each of our directors;

o   each of our named executive officers; and

o   all of our directors and executive officers as a group.

The number and percentage of shares beneficially owned are based on 25,474,423 shares of common stock outstanding as of November 15, 2002. Beneficial ownership is determined under rules promulgated by the Securities and Exchange Commission. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of November 15, 2002 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of calculating the number of shares beneficially owned and the percentage ownership of that person, but are not deemed to be outstanding for the purpose of calculating the percentage ownership of any other person. Except as indicated in the footnotes to this table, these persons have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Shares Owned
Vernon E. Gleasman 11 Pond View Drive Pittsford, NY 14534	5,798,895[1]	22.5%

(1)   Includes 1,746,666 shares attributable to ownership by Mrs. Margaret Gleasman. Includes 25,000 shares which may be purchased through the exercise of a ten year option granted on December 1, 1997, exercisable at $5.00 per share. Includes 275,734 shares which may be purchased through exercise of 5 year option granted on September 30, 2002 at $5.00 per share. In December, 1997, Mr. Gleasman entered into option agreements pursuant to which related parties have the right to purchase 2,000,000 shares of the company's common stock from him at an exercise price of $5.00 per share.

Name and Address of Beneficial Owner	Position	Number of Shares Owned	Percent of Shares Owned
Eric Steenburgh 20 Moraine Point Victor, New York 14564	Chairman of Board of Directors; Chief Executive Officer	500,000(1)	1.94%
Keith E. Gleasman 11 Pond View Drive Pittsford, New York 14534	President, Torvec, Inc.; Director	5,441,111(2)	21.19%
Morton A. Polster c/o Eugene Stephens & Associates 56 Windsor Street Rochester, New York 14605	Secretary, Torvec, Inc.; Director	356,267(3)	.39%
Herbert H. Dobbs 448 West Maryknoll Road Rochester Hills, MI 48309	Director	439,850(4)	1.71%
James A. Gleasman 11 Pond View Drive Pittsford, New York 14534	Director, Consultant, Torvec, Inc.	5,293,224(5)	20.54%
Joseph Alberti 1140 Hillsboro Cove Circle Webster, New York 14580	Director	125,167	Less than 1%
Gary A. Siconolfi 325 VanVoorhis Avenue Rochester, New York 14617	Director	88,652	Less than 1%
Daniel R. Bickel 39 Whippletree Road Fairport, New York 14450	Director	100	Less than 1%
Samuel M. Bronsky 6653 Main Street Williamsville, NY 14221	Chief Financial and Accounting Officer	101,000(6)	Less than 1%
All Executive Officers and Directors as a Group		12,383,371(7)	46.68%

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(1)   Includes 250,000 common stock warrants that may be exercised at $.50 a share.

(2)   Includes 25,000 shares which may be purchased through the exercise of a ten year option granted on December 1, 1997, exercisable at $5.00 per share. Includes 181,149 shares which may be purchased through the exercise of a 5 year option granted on September 30, 2002. In December, 1997, Mr. Gleasman entered into option agreements pursuant to which related parties have the right to purchase 300,000 shares of the company's common stock from him at an exercise price of $5.00 per share.

(3)   Includes 100,000 shares which may be purchased through the exercise of a ten year option granted on January 1, 1998, exercisable at $5.00 per share.

Includes 100,000 shares which may be purchased through the exercise of a ten year option granted on January 1, 1998, exercisable at $5.00 per share. In May, 1998, Dr. Dobbs entered into option agreements pursuant to which related parties have the right to purchase 360,000 shares of the company's common stock from him at an exercise price of $5.00 per share.

Includes 25,000 shares which may be purchased through the exercise of a ten year option granted on December 1, 1997, exercisable at $5.00 per share. Includes 270,164 shares which may be purchased through the exercise of a 5 year option granted on September 30, 2002. In November, December 1997, Mr. Gleasman entered into option agreements pursuant to which related parties have the right to purchase 364,000 shares of the company's common stock from him at an exercise price of $5.00 per share.

Includes 100,000 shares which may be purchased through exercise of a ten year option granted on August 28, 2001, exercisable at $5.00 per share.

(7)   Includes an aggregate 801,313 shares which may be purchased through the exercise of options all of which are exercisable at $5.00 per share and 250,000 common stock warrants that may be exercised at $.50 a share.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, our executive officers and persons who own more than 10% of our common stock to file initial reports of ownership (Form 3) and reports of changes in ownership of our common stock (Forms 4 and 5) with the Securities and Exchange Commission. These persons are required by SEC regulations to furnish us with copies of all section 16(a) reports they file. To our knowledge, based solely on our review of the copies of such reports received or written representations from such persons that no reports were required, we believe that during our fiscal year ended December 31, 2001 and for the period January 1, 2002 through November 15, 2002, all such persons complied with all applicable filing requirements, except for one late filing by James A. Gleasman.

EXECUTIVE COMPENSATION

The following table shows the compensation earned by chief executive officer, each of the four other most highly compensated individuals who served as an executive officer for the fiscal year ended December 31, 2001 and the compensation received by each of these people for the two preceding years.

SUMMARY COMPENSATION TABLE
Annual Compensation

(a) Name and Principal Position	(b) Year	(c) Salary	(d) Consultants Fee	(e)Other Annual Compensation
Michael Martindale (1) Chief Executive Officer	2001 2000 1999	$160,000(2) $ - $ -	*(3) $ - $ -	$ - $ - $ -
Jacob H. Brooks (4) Chief Operating Officer	2001 2000 1999	$160,000(5) $ - $ -		
David K. Marshall (7) Vice President of Manufacturing	2001 2000 1999	$ 73,000(8) $ - $ -		
Keith E. Gleasman President	2001 2000 1999	$ - $ - $ -	$150,000(8) $ 75,000 $ 66,000	$ - $ - $ -
James A. Gleasman Consultant, Director	2001 2000 1999	$ - $ - $ -	$150,000(9) $ 60,000 $ 35,000	$ $ $
Vernon E. Gleasman Consultant	2001 2000 1999	$ - $ - $ -	$150,000(10) $ 71,000 $ 60,000	$ - $ - $ -
Morton A. Polster Secretary, Director	2001 2000 1999	$ - $ - $ -	$ - $ - $ -	$ - $ - $ -
Samuel M. Bronsky Chief Financial and Accounting Officer	2001 2000 1999	$ - $ - $ -	$ - $ - $ -	$ $ $

		Long Term Compensation			
		Awards		Payouts	
		(f)	(g)	(h)	(i)
		Restricted Stock Awards	Options SARs (#)	LTIP Payouts	All Other Compensation
Name and Principal Position	Year				
Keith E. Gleasman President	2001 2000 1999		181,149(10)		
James A. Gleasman Consultant, Director	2001 2000 1999		270,164(11)		
Vernon E. Gleasman Consultant	2001 2000 1999		275,734(12)		
Morton A. Polster Secretary, Director	2001 2000 1999				2,882(13) 5,901(13)
Samuel M. Bronsky Chief Financial and Accounting Officer	2001 2000 1999				11,089(14)

(1)   Mr. Martindale was chief executive officer from August 1, 2001 to March 31, 2002. Mr. Eric Steenburgh became chairman of the board and chief executive officer on April 16, 2002. He is paid no compensation in either capacity.

(2)   Amount payable to Mr. Martindale under his August 1, 2001 employment agreement with the company. The agreement was terminated on March 31, 2002. The company has issued Mr. Martindale a cashless warrant to acquire 111,317 common shares in payment of Mr. Martindale's salary and bonus for 2001.

(3)   Mr. Martindale received 6,261 shares under the company's Business Consultant's Stock Plan for services rendered to the company in his individual capacity prior to his employment. In addition the company paid Enterprise Business Partners of which Mr. Martindale is a partner 75,000 shares of common stock under its Business Consultant Stock Plan for services rendered to the company by Enterprise Business Partners prior to Mr. Martindale's engagement with the company.

(4)   Mr. Brooks was chief operating officer from August 1, 2001 to March 31, 2002.

(5)   Amount payable to Mr. Brooks under his August 1, 2001 employment agreement with the company. The agreement was terminated on March 31, 2002. The company has issued Mr. Brooks a cashless warrant to acquire 111,317 common shares in payment of Mr. Brooks' salary and bonus for 2001.

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(6) The company paid Enterprise Venture Partners, of which Mr. Brooks is a partner, 75,000 shares of common stock under its Business Consultant's Stock Plan in fiscal 2001 for services rendered to the company by Enterprise Venture Partners prior to Mr. Brooks' engagement with the company.

(7) Mr. Marshall was Vice President of Manufacturing from August 1, 2001 to March 31, 2002.

(8) Amount payable to Mr. Marshall under his August 1, 2001 employment agreement with the company. The agreement was terminated on March 31, 2002. The company has issued Mr. Marshall a cashless warrant to acquire 55,683 common shares in payment of Mr. Marshall's salary and bonus for 2001.

(9) The company paid Enterprise Venture Partners, of which Mr. Marshall is a partner, 75,000 shares of common stock under its Business Consultant's Stock Plan in fiscal 2001 for services rendered to the company by Enterprise Venture Partners prior to Mr. Marshall's engagement with the company.

(10) On September 30, 2002, the company granted 181,149 options at $5.00 per share in payment of Mr. Keith E. Gleasman's accrued consulting fees to such date.

On September 30, 2002, the company granted 270,164 options at $5.00 per share in payment of Mr. James A. Gleasman's accrued consulting fees to such date.

On September 30, 2002, the company granted 275,734 options at $5.00 per share in payment of Mr. Vernon E. Gleasman's accrued consulting fees to such date.

(13) Number of shares issued to Mr. Polster under the company's Business Consultants Stock Plan for patent services

(14) Number of shares issued to Mr. Bronsky under the company's Business Consultants Stock Plan for internal accounting services.

Option/SAR Grants in Last Fiscal Year

The following table sets forth certain information for the named executive officers as well as the company's consultants with respect to the grant of options to purchase common stock during the fiscal year ended December 31, 2001.

Name	Shares Underlying Options Granted	% of Options Granted	Exercise Price	Expiration Date
Keith E. Gleasman	0	0%	$0	0
Michael Martindale	180,000[1]	32.7%	$5.00	3/31/02
Jacob H. Brooks	180,000[1]	32.7%	$5.00	3/31/02
David Marshall	90,000[1]	16.35%	$5.00	3/31/02
Morton A. Polster	0	0%	0	0
Samuel M. Bronsky	100,000	18.25%	$5.00	8/27/2011
James A. Gleasman	0	0%	0	0
Vernon E. Gleasman	0	0%	0	0

(1) These options were canceled on March 31, 2002 in connection with the company's management restructuring.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information for the named executive officers as well as the company's consultants with respect to the exercise of options to purchase common stock during the fiscal year ended December 31, 2001 and the number and value of securities underlying unexercised options held by the named executive officers as well as the company's consultants as of such date.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at December 31, 2001		Value of Unexercised In-the-Money Options at December 31, 2001(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Keith E. Gleasman	0	0	25,000	0	$ 0	$ 0
Michael Martindale	0	0	180,000(2)	0	$ 0	$ 0
Jacob H. Brooks	0	0	180,000(2)	0	$ 0	$ 0
David Marshall	0	0	90,000(2)	0	$ 0	$ 0
Morton A. Polster	0	0	80,000	20,000	$ 0	$ 0
Samuel M. Bronsky	0	0	100,000	0	$ 0	$ 0
James A. Gleasman	0	0	25,000	0	$ 0	$ 0
Vernon E. Gleasman	0	0	25,000	0	$ 0	$ 0

(1)   The closing price of the company's common stock on December 31, 2001 was $1.08 per share. Since the per share exercise price is $5.00 under the option agreements, none of the options were "in-the-money" as of that date.

(2)   These options were cancelled on March 31, 2002 in connection with the company's management restructuring.

1998 Stock Option Plan

On December 1, 1997, the company's Board of Directors adopted the company's 1998 Stock Option Plan pursuant to which officers, directors, key employees and/or consultants of the company may be granted incentive stock options and/or non-qualified stock options to purchase up to an aggregate of 2,000,000 shares of the company's common stock. On May 27, 1998, the company's shareholders approved the 1998 Stock Option Plan. On December 17, 1998, the company registered the shares reserved for issuance under the 1998 Stock Option Plan under the Securities Act of 1933.

With respect to incentive stock options, the Plan provides that the exercise price of each such option must be at least equal to 100% of the fair market value of the common stock on the date that such option is granted (110% of fair market value in the case of shareholders who, at the time the option is granted, own more than 10% of the total outstanding common stock), and requires that all such options have an expiration date not later than the date which is one day before the tenth anniversary of the date of the grant of such options (or the fifth anniversary of the date of grant in the case of 10% shareholders). However, in the event that the option holder ceases to be an employee of the company, such option holder's incentive options immediately terminate. Pursuant to the provisions of the Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any one calendar year cannot exceed $100,000.

24

With respect to non-qualified stock options, the Plan permits the exercise price to be less than the fair market value of the common stock on the date the option is granted and permits Board discretion with respect to the establishment of the terms of such options. Unless the Board otherwise determines, in the event that the option holder ceases to be an employee of the company, such option holder's non-qualified options immediately terminate.

In connection with their consulting agreements, the Board of Directors granted stock options under the 1998 Stock Option Plan to Keith, James and Vernon Gleasman entitling them to purchase an aggregate of 75,000 shares of common stock, all of which provide for an exercise price of $5.00 per share, are exercisable on a cumulative basis at the rate of 20% per year beginning on December 1, 1997 and provide that the right to exercise the option in accordance with its terms shall survive the consultant's termination of services. Each option expires on November 30, 2007.

The company's Board of Directors granted stock options under the 1998 Stock Option Plan to the company's former executive officers in August, 2001 entitling them to purchase an aggregate of 450,000 shares of common stock, all of which provide for an exercise price of $5.00 per share, are exercisable immediately in full and terminate in 2011. These options were canceled on March 31, 2002 in connection with the company's management restructuring. The company granted 100,000 options to its chief financial and accounting officer on August 28, 2001, exercisable immediately in full at $5.00 per share, with the options expiring on August 27, 2011. The company previously had granted Herbert H. Dobbs, Lee E. Sawyer and Morton A. Polster an aggregate 380,000 options, all of which provide for an exercise price of $5.00 per share, are exercisable on a cumulative basis at the rate of 20% per year beginning January 1, 1998, and expire on December 31, 2007.

No options granted under the Plan were exercised during the fiscal year ended December 31, 2001.

On September 30, 2002, the company granted 275,734 common stock options to Vernon E. Gleasman, 270,664 common stock options to James A. Gleasman and 181,149 common stock options to Keith E. Gleasman in payment of accrued amounts under each of their consulting agreements to such date. The options are exercisable immediately at $5.00 per share and expire on September 30, 2007.

Business Consultants Stock Plan

On June 2, 1999, the Company created a Business Consultants Stock Plan and reserved 200,000 shares of the Company's $.01 par value common stock, which may be issued from time to time to business consultants and advisors who provide bona fide services to the Company, provided that such services are not in connection with the offer or sale of securities of the Company in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

With respect to the actual issuance by the Company of shares for services rendered in accordance with the terms of the Plan, the per share value of such shares is equal to the closing price for the Company's common stock on a date which is one business day immediately prior to the issuance of the shares as quoted in the over-the-counter market (OTCBB).

The Company registered the 200,000 shares reserved for issuance under the Business Consultants Stock Plan under the Securities Act of 1933, and the Registration Statement became effective on June 11, 1999. By virtue of such registration, business consultants, who are not affiliates of the Company, may immediately sell such shares in open market transactions without securities law restrictions.

On September 12, 2000, October 11, 2001 and December 13, 2001, the Board authorized an increase in the number of shares under the Plan by 200,000, 200,000 and 100,000 respectively. The Company undertook to register the issuance of such shares under cover of Securities and Exchange Commission Form S-8, and such registration statements became effective on October 5, 2000, November 7, 2001 and December 21, 2001, respectively.

On January 24, 2002, the Company's shareholders approved an increase in the number of shares issuable under the Plan to 1,500,000. On February 1, 2002, the Company undertook to register the issuance of such shares under cover of Securities and Exchange Commission Form S-8, which registration statement became effective on February 1, 2002.

On October 31, 2002, the Board authorized a 250,000 share increase in the number of shares under the Plan. The Company undertook to register the issuance of such shares under cover of Securities and Exchange Commission Form S-8, which registration statement became effective on November 12, 2002.

For the fiscal year ending December 31, 2001, the Company issued 361,100 shares of common stock under the Business Consultants Stock Plan and issued an additional 509,046 common shares during the first quarter of fiscal 2002.

COMMITTEE REPORTS

Audit Committee Report

The Audit Committee operates under a written charter adopted by the Board of Directors on April 14, 2000 and amended on November 1, 2002. During fiscal 2002, the members of the Audit Committee were Herbert H. Dobbs and Morton A. Polster. With their election to the Board on October 31, 2002, Daniel R. Bickel and Joseph Alberti were also elected members of the Audit Committee.

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation and oversight of the work of the registered public accounting firm employed by the company (including resolution of any disagreements between management and the auditor regarding financial reporting) to prepare and issue an audit report or relative work with respect to the company's financial statements.

The Audit Committee has the responsibility to preapprove all audit services and non-audit services to be performed by the company's registered accounting firm.

In carrying out its responsibilities, the Audit Committee requires the company's registered accounting firm to timely of report to it –

- o all critical accounting policies and practices to be used in any audit of the company's financial statements;

- o all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the company's registered public accounting firm; and

- o other material written communications between the registered public accounting firm and management, such as any management letter or schedule of unadjusted differences.

The Audit Committee held one meeting during the 2002 fiscal year. Management represented to the Audit Committee that our financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee met, reviewed and discussed the audited financial statements of the company for its fiscal year ended December 31, 2001 with management and separately, with the company's independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," relating to the conduct of the audit.

The Audit Committee has received the written disclosures and accompanying letter from the independent accountants required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," disclosing to the Audit Committee all relationships between the accountants and the company that may reasonably bear on independence and confirming the accountants' independence. The Audit Committee discussed the issue of independence with the company's independent accountants and received confirmation of such discussion from the independent accountants.

Based upon its review of the audited financial statements and the discussions referred to in this report, the Audit Committee recommended to the Board of Directors that the audited financial statements of the company for its fiscal year ended December 31, 2001 be included in the company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 for filing with the Securities and Exchange Commission.


Herbert H. Dobbs, Chairman
Morton A. Polster


Survey

Management is interested in improving shareholder communications and to this end, would like shareholders to indicate on their proxy cards whether they would like to receive the Annual Report and Proxy Statement, as well as other shareholder communications, electronically, or in the form of a CD-ROM next year. This is not a "vote" but simply a survey and would not preclude you from continuing to receive communications in paper format if you wished.

The Notice of the annual meeting of shareholders, this Proxy Statement and accompany Proxy Card have been authorized by order of the Board of Directors.


/s/ Morton A. Polster
Morton A. Polster, Secretary


TORVEC, INC., 11 POND VIEW DRIVE, PITTSFORD, NY 14534
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 23, 2003

The undersigned Shareholder of Torvec, Inc. hereby appoints and constitutes Eric Steenburgh and Keith E. Gleasman, and either of them, the proxy or proxies of the undersigned with full power of substitution and revocation, for and in the name of the undersigned to attend the annual meeting of Shareholders of the Company to be held at the Casa Larga Vineyards, 2287 Turk Hill Road, Fairport, New York 14450, on Thursday, January 23, 2003, at 7:00 P.M., local time, and any and all adjournments of said meeting, and to vote all shares of stock of Torvec, Inc., registered in the name of the undersigned and entitled to vote at said meeting upon the matters set forth below.

Management Recommends a VOTE FOR Items 1 and 2.

1. ELECTION OF DIRECTORS: Election of the directors listed below to serve until the annual meeting of Shareholders for the year 2003 and until their successors are duly elected and qualified.

FOR ALL NOMINEES LISTED BELOW: (EXCEPT AS MARKED TO THE CONTRARY BELOW): ☐
WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW: ☐
INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through his name on the list below:
Eric Steenburgh, Keith E. Gleasman, Morton A. Polster, Herbert H. Dobbs,
James A. Gleasman, Gary A. Siconolfi, Joseph Alberti, Daniel R. Bickel

2. APPOINTMENT OF AUDITORS: Ratification of the appointment of Eisner LLP by the Audit Committee of the Board of Directors as independent auditors for the fiscal year ending December 31, 2002

FOR ☐ AGAINST ☐ ABSTAIN ☐

Torvec, Inc.
Annual Meeting - January 23, 2003
Dated: ______________________

____
Number of Shares Voted

3. SURVEY: Would you prefer to receive the Annual Report and Proxy Statement and other shareholder communications:

Electronically ☐ CD-ROM ☐ BY MAIL ☐

This Proxy will be voted as specified. If no specification is made, this Proxy will be voted IN FAVOR OF PROPOSALS 1 and 2.

Joint owners should each sign. Executors, trustees, guardians, corporate officers, and other representatives should give title

____
Signature

____
Signature

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS